Exhibit 12.1

German American Bancorp, Inc.

Ratios of Earnings to Fixed Charges

(Consolidated basis; Dollar	Year Ended December 31,
amounts in thousands)	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$52,210	$49,130	$41,670	$40,413	$36,877
Add: Fixed charges, excluding interest on deposits	4,373	3,639	2,305	2,099	2,612
Earnings available for fixed charges, excluding interest on deposits	56,583	52,769	43,975	42,512	39,489
Add: Interest on deposits	7,094	5,187	3,976	4,128	4,697
Earnings available for fixed charges, including interest on deposits	$63,677	$57,956	$47,951	$46,640	$44,186

Fixed Charges:
Interest expense, excluding interest on deposits	$4,027	$3,274	$2,092	$1,919	$2,458
Estimated interest component of rents	346	365	213	180	154
Total fixed charges, excluding interest on deposits	4,373	3,639	2,305	2,099	2,612
Add: Interest on deposits	7,094	5,187	3,976	4,128	4,697
Total fixed charges, including interest on deposits	$11,467	$8,826	$6,281	$6,227	$7,309

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	12.94x	14.50x	19.08x	20.26x	15.12x
Including interest on deposits	5.55x	6.57x	7.63x	7.49x	6.05x